Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FOURTH QUARTER AND 2016 RESULTS

•            Record 2016 sales up 13%, well above 4% growth in global light vehicle production

•            Record 2016 diluted earnings per share from continuing operations increased 9%

•            Record 2016 cash generated from operating activities of $3.4 billion, up 45%

•            Returned $1.3 billion to shareholders in 2016

AURORA, Ontario, February 24, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2016.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2016	2015	2016	2015

Sales	$9,253	$8,568	$36,445	$32,134
Income from continuing operations before income taxes	$646	$624	$2,780	$2,651

Net income from continuing operations attributable to Magna International Inc.	$478	$483	$2,031	$1,946
Adjusted EBIT(1)	$696	$656	$2,898	$2,529

Diluted earnings per share from continuing operations	$1.24	$1.19	$5.16	$4.72

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT is a Non-GAAP financial measure that has no standardized meaning under U.S. GAAP and as a result may not be comparable to the calculation of similar measures by other companies. Adjusted EBIT represents net income before income taxes; interest expense, net; and other expense (income), net.

THREE MONTHS ENDED DECEMBER 31, 2016

We posted sales of $9.25 billion for the fourth quarter ended December 31, 2016, an increase of 8% over the fourth quarter of 2015.  This strong year over year growth was achieved despite both North American and European light vehicle production decreasing 4% compared to the fourth quarter of 2015.  Our complete vehicle assembly volumes decreased 70%, largely reflecting the end of production of the MINI Countryman and Paceman in the fourth quarter of 2016.

MAGNA ANNOUNCES FOURTH QUARTER 2016 FINANCIAL RESULTS	CONNECT WITH MAGNA

During the fourth quarter of 2016, income from continuing operations before income taxes was $646 million, an increase of 4% compared to the fourth quarter of 2015.  Net income from continuing operations attributable to Magna International Inc. was $478 million, a decrease of 1% compared to the fourth quarter of 2015.  Diluted earnings per share from continuing operations increased $0.05 in the fourth quarter of 2016, which includes the favourable impact of a reduced share count.  Excluding unusual items, income from continuing operations before income taxes, net income from continuing operations attributable to Magna International Inc., and diluted earnings per share from continuing operations increased 6%, 1%, and 7%, respectively, in the fourth quarter of 2016 compared to the fourth quarter of 2015.

During the fourth quarter ended December 31, 2016, we generated cash from operations of $878 million before changes in operating assets and liabilities, and $840 million in operating assets and liabilities. Total investment activities for the fourth quarter of 2016 were $934 million, including $662 million in fixed asset additions, $155 million in investments and other assets and $117 million to purchase subsidiaries.

YEAR ENDED DECEMBER 31, 2016

We posted record sales of $36.45 billion for the year ended December 31, 2016, an increase of 13% from the year ended December 31, 2015.  In comparison, both North American and European light vehicle production increased 2%, in 2016 compared to 2015.  Our complete vehicle assembly volumes decreased 28%, largely reflecting the end of production of the MINI Countryman and Paceman in the fourth quarter of 2016.

During 2016, income from continuing operations before income taxes was $2.78 billion and net income from continuing operations attributable to Magna International Inc. was $2.03 billion, increases of $129 million and $85 million, respectively, both compared to 2015.  Diluted earnings per share from continuing operations increased $0.44 or 9% in 2016, which includes the favourable impact of a reduced share count.  Excluding unusual items, income from continuing operations before income taxes, net income from continuing operations attributable to Magna International Inc., and diluted earnings per share from continuing operations increased 13%, 11%, and 16%, respectively, in 2016 compared to 2015.

During December 31, 2016, we generated cash from operations before changes in operating assets and liabilities of $3.31 billion, and $81 million in operating assets and liabilities. Total investment activities for 2016 were $4.22 billion, including $1.93 billion to purchase subsidiaries, $1.81 billion in fixed asset additions and $478 million in investments and other assets.

A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2016 is contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

“2016 was another great year for Magna, with sales growth well above the market, record earnings and strong operating cash flow. We expect 2017 to be a strong year for Magna as well. We also completed the acquisition of Getrag early last year, and began its integration into Magna. We are pleased with our progress to date, and are excited about the strategic value Getrag brings to us.

Looking forward, as the industry undergoes significant changes over the next number of years, we believe our capabilities, innovations and deep vehicle knowledge will be instrumental in enabling the ‘Car of the Future’. This should drive significant shareholder value.”

- Don Walker, Magna’s Chief Executive Officer

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months and year ended December 31, 2016, Magna repurchased 2.7 million shares for $114 million and 22.6 million shares for $913 million, respectively.

Yesterday, our Board of Directors declared a quarterly dividend of $0.275 with respect to our outstanding Common Shares for the quarter ended December 31, 2016. This dividend is payable on March 24, 2017 to shareholders of record on March 10, 2017.

“This 10% dividend increase, the eighth consecutive year of increases, reflects the confidence that both management and our Board currently have in Magna’s future.”

- Vince Galifi, Magna’s Chief Financial Officer

2017 OUTLOOK

Light Vehicle Production (Units)
North America	17.7 million
Europe	21.7 million

Production Sales
North America	$19.2 - $19.8 billion
Europe	$8.7 - $9.1 billion
Asia	$2.2 - $2.4 billion
Rest of World	$0.3 - $0.4 billion
Total Production Sales	$30.4 - $31.7 billion

Complete Vehicle Assembly Sales	$2.7 - $3.0 billion

Total Sales	$36.0 - $37.7 billion

EBIT Margin(2)	Approximately 8%

Interest Expense, net	Approximately $90 million

Tax Rate	25% - 26%

Capital Spending	Approximately $2.0 billion

(2) Earnings Before Interest and Taxes (“EBIT”) represents net income before income taxes and interest expense, net. EBIT Margin is the ratio of EBIT to Total Sales.

In this 2017 outlook, in addition to 2017 light vehicle production, we have assumed no material unannounced acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year ended December 31, 2016 results on Friday, February 24, 2017 at 8:00 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call is 1-800-954-0695. The number for overseas callers is 1-416-981-9009. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

TAGS

Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  |  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  |  248.631.5396

OUR BUSINESS (3)

We are a leading global automotive supplier with 317 manufacturing operations and 102 product development, engineering and sales centres in 29 countries. We have over 155,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

(3) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments for 2017; complete vehicle assembly sales; consolidated EBIT margin, net interest expense; effective income tax rate; fixed asset expenditures; and future returns of capital to our shareholders, including through dividends or share repurchases. The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would typically result in lower production volume levels; the growth of protectionism and the implementation of measures that impede the free movement of goods, services, people and capital; planning risks created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us, including without limitation any proceedings that may arise out of our global review focused on anti-trust risk; our ability to successfully launch material new or takeover business; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; our ability to successfully compete with other automotive suppliers, including disruptive technology innovators which are entering or expanding in the automotive industry; our ability to consistently develop innovative products or processes; our changing risk profile due to the increasing importance to us of product areas such as powertrain and electronics; restructuring, downsizing and/or other significant non-recurring costs; a reduction in outsourcing by our customers or the loss of a material production or assembly program; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); the termination or non-renewal by our customers of any material production purchase order; exposure to, and ability to offset, commodities price increases; restructuring actions by OEMs, including plant closures; work stoppages and labour relations disputes; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations, includig tax and transfer pricing laws; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2016 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2015 included in our 2015 Annual Report to Shareholders.

This MD&A has been prepared as at February 23, 2017.

Non-GAAP Financial Measures

This MD&A includes the use of Gross margin, Gross margin as a percentage of sales, and Adjusted EBIT. Gross margin is calculated by subtracting Cost of goods sold from Sales, and Gross margin as a percentage of sales is calculated as Gross margin divided by Sales. Adjusted EBIT represents income from continuing operations before income taxes, interest expense, net, and other expense (income), net, as presented on the face of the Consolidated Statements of Income. Gross margin, Gross margin as a percentage of sales and Adjusted EBIT are all Non-GAAP financial measures that have no standardized meaning under U.S. GAAP. Due to the non-standardized definition, Gross margin, Gross margin as a percentage of sales and Adjusted EBIT may not be comparable to the calculation of similar measures of other companies. We believe that Gross margin and Gross margin as a percentage of sales facilitate a comparison of our performance with prior periods, and provide investors with a more consistent basis for comparing our results from period to period. Similarly, we believe that Adjusted EBIT provides useful information to our investors as an appropriate measure of our operational performance as it excludes items that are not reflective of ongoing operating profit or loss. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

HIGHLIGHTS

•                  We posted new records in total sales, income from continuing operations before income taxes and diluted earnings per share from continuing operations in 2016.

•                  Total sales increased 13% to $36.45 billion in 2016, compared to $32.13 billion in 2015. The 13% increase is substantially higher than the 4% growth in global light vehicle production in 2016.

•                  North American production sales increased 9%, compared to North American light vehicle production which increased 2%.

•                  European production sales increased 26%, while European light vehicle production was up 2%.

•                  Asian production sales rose 38%, compared to a 6% increase in Asian light vehicle production.

•                  Diluted earnings per share from continuing operations increased 9% to $5.16, compared to $4.72 in 2015.

•                  We generated cash from operating activities of $3.39 billion, 45% higher than the $2.33 billion generated in 2015.

•                  We further invested for our future, including:

•                  $1.93 billion in acquisitions, including the Getrag Group of Companies (“Getrag”), one of the world’s leading independent suppliers of automotive transmissions, and a leader in the market for dual-clutch transmissions (“DCTs”), a product which is expected to experience high growth over the next decade;

•                  $1.81 billion in fixed asset spending; and

•                  $478 million in investment and other asset spending.

•                  We returned $1.30 billion to shareholders, through $913 million in share repurchases and a further $385 million in dividends.

OVERVIEW

Our Business(1)

We are a leading global automotive supplier with 317 manufacturing operations and 102 product development, engineering and sales centres in 29 countries. We have over 155,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      evolving concepts of mobility, including shared mobility, particularly in urban areas;

•                      the growing importance of electronics in the automotive value chain;

•                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

•                      the long-term growth of the automotive industry in China, India, Eastern Europe and other non-traditional markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the B to D vehicle segments (subcompact to mid-size cars and SUVs/CUVs), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and carbon dioxide/greenhouse gas emissions, vehicle safety and vehicle recyclability;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation; and

•                      the exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction. A worsening of economic or political conditions in North America, Europe or Asia, including through rising interest rates or inflation, rising unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, an increase in protectionist trade measures, collapse of multilateral trade or currency unions and/or other factors, may result in lower consumer confidence. Lower consumer confidence typically results in lower vehicle sales levels, which in turn would typically result in lower vehicle production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability.

•                      The election of protectionist governments could lead to the withdrawal of some countries from, or renegotiation of, multilateral trade, economic or currency regimes such as the European Union, North American Free Trade Agreement and Trans-Pacific Partnership. The automobile industry is a highly globalized industry which is currently dependent on open borders and the free movement of goods, services, people and capital, particularly in Europe and North America. The continued growth of protectionist sentiments and implementation of measures which impede the free movement of goods, services, people and capital could have a material adverse effect on our operations, profitability or results of operations.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

•                      The uncertainty created by rapidly changing economic or political conditions may impact our ability to plan effectively for our business over the short- and medium-terms. For example, we may establish production capacity at different facilities, including our complete vehicle assembly operations in Austria, based on production volumes which fail to materialize. A material variation between our planning assumptions and actual outcomes could have a material adverse effect on our profitability or financial condition.

•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar or euro, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Antitrust enforcement proceedings can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of our operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products. At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any of our operating divisions will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

Our policy is to comply with all applicable laws, including antitrust and competition laws. We previously initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of such review, a regulatory investigation or otherwise, we could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings that could have a material adverse effect on our profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, we could be subject to other consequences, including reputational damage, which could have a material adverse effect on our operations.

•                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities, as well as factors related to manufacturing processes, tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability.

•                      Although we are working to turn around underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term or that the expected improvements will be fully realized or realized at all. We may also experience underperformance at operating divisions not currently experiencing any issues. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                      We face ongoing pricing pressure from OEMs, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; pressure to absorb costs related to product design, engineering and tooling and other items previously paid for directly by OEMs; pressure to assume or offset commodities cost increases; and refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions or costs previously paid for by OEMs could have a material adverse effect on our profitability.

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under our powertrain systems programs and certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s, or our own, warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production or acquired by us. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      We intend to continue to pursue acquisitions in those product areas which we have identified as key to our business strategy. However, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and/or such acquisitions may be dilutive in the short to medium term, which could have a material adverse effect on our profitability.

•                      The successful completion of one or more significant acquisitions could increase our risk profile, including through the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. Although we seek to conduct appropriate levels of due diligence on our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities through our acquisition due diligence efforts that we are not able to sufficiently mitigate through appropriate contractual protections. The realization of any such risks could have a material adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Ford, Fiat Chrysler, Daimler, BMW and Volkswagen. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      In light of the amount of business we currently have with our largest customers in North America and Europe, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Japanese, Korean and Chinese-based OEMs generally lags that of our largest customers, due in part to the existing relationships between such OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers in North America and Europe. As a result, our inability to grow our business with Asian-based OEMs could have a material adverse effect on our profitability.

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of opportunities in markets such as China, India, Eastern Europe and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      The automotive supply industry is highly competitive and becoming more so. As a result of our diversified automotive business, some of our competitors have greater market share than we do in product areas such as electronics or geographic regions such as Asia, or increasing market share in such product areas or geographic regions which are experiencing higher growth rates. With the growing importance of electronics in the automotive value chain, a number of electronics and semiconductor companies have entered or expanded their presence in the automotive industry. Additionally, disruptive technology innovators are developing high-value product and service offerings which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow sales of our electronics products or services at or above the rate of growth of electronics content, could have an adverse effect on our operations and profitability.

•                      While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

•                      The risk profile of our business is changing with the growing importance to us of product areas such as powertrain and electronics. As our business evolves, we may face new or heightened risks, including: challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks on safety-related products or systems; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our profitability, financial condition or operations.

•                      We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; OEM capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time, including as a result of restructuring actions taken by us, our customers and other suppliers. We cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Our business is generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. In addition, many of our customers in Europe typically shut down vehicle production during portions of August and one week in December. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters in any given year.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, can be volatile. To the extent we are unable to offset commodity price increases by passing such increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability. Some of our manufacturing facilities generate a significant amount of scrap steel and recover some of the value through scrap steel sales. Scrap steel prices can also be volatile. Declines in scrap steel prices from time to time could have an adverse effect on our profitability.

•                      Our manufacturing facilities are subject to risks associated with natural disasters or other catastrophic event, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters or catastrophic event could cause the total or partial destruction of our or our sub-supplier’s manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster or catastrophic event at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      The reliability and security of our information technology (IT) systems is important to our business and operations. Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers’ or our suppliers’ intellectual property or confidential information. If any of the foregoing events occurs, we may be subject to a number of consequences, including reputational damage, which could have a material adverse effect on our operations.

•                      Some of our current and former employees in Canada, the United States and Germany participate in defined benefit pension plans. Although such plans in North America have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans in Germany are not funded and plans in Canada and the United States may not be fully funded. Our pension funding obligations in North America could increase significantly due to a reduction in plan funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our Management’s Discussion & Analysis, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•                      We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

•                      We have in the past recorded significant impairment charges related to goodwill and long-lived assets and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      We believe we will have sufficient financial resources available to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, as a result of the reduction of our excess cash in connection with our balance sheet strategy, we may have less financial flexibility than we have had in the last few years. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the year
	ended December 31,				ended December 31,
	2016	2015	Change		2016	2015	Change

1 Canadian dollar equals U.S. dollars	0.749	0.749		—	0.755	0.784	-	4%
1 euro equals U.S. dollars	1.080	1.094	-	1%	1.107	1.111		—
1 British pound equals U.S. dollars	1.241	1.516	-	18%	1.355	1.529	-	11%
1 Chinese renminbi equals U.S. dollars	0.146	0.156	-	6%	0.151	0.159	-	5%
1 Brazilian real equals U.S. dollars	0.304	0.260	+	17%	0.288	0.305	-	6%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2016 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2016

Sales

	For the year
	ended December 31,
	2016	2015	Change
Vehicle Production Volumes (millions of units)
North America	17.817	17.477	+	2%
Europe	21.434	20.954	+	2%
Sales
External Production
North America	$19,381	$17,759	+	9%
Europe	9,140	7,252	+	26%
Asia	2,217	1,612	+	38%
Rest of World	439	454	-	3%
Complete Vehicle Assembly	2,190	2,357	-	7%
Tooling, Engineering and Other	3,078	2,700	+	14%
Total Sales	$36,445	$32,134	+	13%

External Production Sales - North America

External production sales in North America increased 9% or $1.62 billion to $19.38 billion compared to $17.76 billion for 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to 2015, including the:

•                  Chrysler Pacifica;

•                  Ford F-Series Superduty;

•                  Ford Edge and Lincoln MKX;

•                  Chevrolet Malibu;

•                  Cadillac XT5; and

•                  Lincoln Continental; and

•                  the acquisition of Getrag during the first quarter of 2016, which positively impacted production sales by $593 million.

These factors were partially offset by:

•                  programs that ended production during or subsequent to 2015;

•                  a $225 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Canadian dollar;

•                  the contribution of two manufacturing facilities into an equity-accounted joint venture during the third quarter of 2015, which negatively impacted production sales by $67 million;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to 2015.

External Production Sales - Europe

External production sales in Europe increased 26% or $1.89 billion to $9.14 billion compared to $7.25 billion for 2015, primarily as a result of:

•                  acquisitions during or subsequent to 2015, which positively impacted production sales by $1.42 billion, including Getrag which positively impacted production sales by $1.09 billion; and

•                  the launch of new programs during or subsequent to 2015, including the:

•                  Audi A4;

•                  Audi A3 and A3 Sportback;

•                  Skoda Superb;

•                  Mercedes-Benz E-Class; and

•                  BMW X1.

These factors were partially offset by:

•                  a $146 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the British pound, Turkish lira, Russian ruble and euro;

•                  lower production volumes on the MINI Countryman and Paceman, as well as lower production content on the next generation of these programs which launched during the fourth quarter of 2016;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to 2015.

External Production Sales - Asia

External production sales in Asia increased 38% or $605 million to $2.22 billion compared to $1.61 billion for 2015, primarily as a result of:

•                  the launch of new programs during or subsequent to 2015, primarily in China; and

•                  acquisitions during or subsequent to 2015, including the partnership agreement in China (“the Xingqiaorui Partnership”) with Chongqing Xingqiaorui and the acquisition of Getrag, which positively impacted production sales by $302 million.

These factors were partially offset by:

•                  a $119 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

•                  net customer price concessions subsequent to 2015.

External Production Sales - Rest of World

External production sales in Rest of World decreased 3% or $15 million to $439 million for 2016 compared to $454 million for 2015, primarily as a result of:

•                  an $67 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso and Brazilian real, each against the U.S. dollar; and

•                  lower production volumes on certain existing programs.

These factors were partially offset by:

•                  net customer price increases subsequent to 2015; and

•                  the launch of new programs during or subsequent to 2015, primarily in Brazil.

Complete Vehicle Assembly Sales

	For the year
	ended December 31,
	2016	2015	Change

Complete Vehicle Assembly Sales	$2,190	$2,357	-	7%

Complete Vehicle Assembly Volumes (Units)	75,049	103,904	-	28%

Complete vehicle assembly sales decreased 7% or $167 million to $2.19 billion for 2016 compared to $2.36 billion for 2015 and assembly volumes decreased 28% or 28,855 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  lower assembly volumes on the MINI Countryman and Paceman during 2016 which ended production during the fourth quarter of 2016; and

•                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 14% or $378 million to $3.08 billion for 2016 compared to $2.70 billion for 2015.

In 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chrysler Pacifica;

•                  Chevrolet Cruze;

•                  Chevrolet Equinox and GMC Terrain;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  BMW 5-Series;

•                  Mercedes-Benz E-Class;

•                  Chevrolet Malibu;

•                  Chevrolet Silverado and GMC Sierra; and

•                  Jeep Renegade.

In 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Cruze;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford F-Series and F-Series Super Duty;

•                  Audi A4;

•                  MINI Countryman;

•                  Chevrolet Equinox and GMC Terrain;

•                  Ford Edge;

•                  Chrysler Pacifica and Dodge Caravan;

•                  BMW 2-Series; and

•                  Mercedes-Benz M-Class.

Acquisitions during or subsequent to 2015, including Getrag, increased our reported tooling, engineering and other sales, while the weakening of certain foreign currencies against the U.S. dollar, including the Canadian dollar, Chinese renminbi, British pound and euro had an unfavourable impact of $45 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the year
	ended December 31,
	2016	2015
Sales	$36,445	$32,134
Cost of goods sold
Material	22,831	20,270
Direct labour	2,452	2,115
Overhead	5,840	5,174
	31,123	27,559
Gross margin	$5,322	$4,575
Gross margin as a percentage of sales	14.6%	14.2%

Cost of goods sold increased $3.56 billion to $31.12 billion for 2016 compared to $27.56 billion for 2015 primarily as a result of:

•                  acquisitions subsequent to 2015;

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $75 million;

•                  higher pre-operating costs incurred at new facilities;

•                  higher launch costs;

•                  a higher amount of employee profit sharing;

•                  lower recoveries associated with scrap steel; and

•                  insurance recoveries received during the first quarter of 2015, related to a fire at a body and chassis facility.

These factors were partially offset by:

•                  a net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the Canadian dollar; Chinese renminbi, British pound and Argentine peso each against the U.S. dollar;

•                  productivity and efficiency improvements at certain facilities;

•                  net divestitures during or subsequent to 2015; and

•                  decreased commodity costs.

Gross margin increased $747 million to $5.32 billion for 2016 compared to $4.58 billion for 2015 and gross margin as a percentage of sales increased to 14.6% for 2016 compared to 14.2% for 2015. The increase in gross margin as a percentage of sales was primarily due to:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, including one body and chassis operation in North America;

•                  higher warranty costs;

•                  the acquisition of Getrag subsequent to 2015; and

•                  higher pre-operating costs incurred at new facilities.

Depreciation and Amortization

Depreciation and amortization costs increased $254 million to $1.06 billion for 2016 compared to $802 million for 2015. The higher depreciation and amortization was primarily as a result of:

•                  acquisitions during or subsequent to 2015, including the acquisition of Getrag; the Xingqiaorui Partnership; and the acquisition of Stadco Automotive Ltd. (“Stadco”);

•                  increased capital deployed at existing facilities; and

•                  increased capital deployed at new facilities.

These factors were partially offset by a decrease in reported U.S. dollar depreciation and amortization as a result of the weakening of the Canadian dollar, Chinese renminbi, British pound and euro, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.4% for 2016 compared to 4.5% for 2015. SG&A expense increased $153 million to $1.60 billion for 2016 compared to $1.45 billion for 2015 primarily as a result of:

•                  acquisitions during or subsequent to 2015;

•                  higher labour and benefit costs;

•                  increased costs incurred at new facilities;

•                  higher incentive and executive compensation;

•                  higher foreign exchange losses combined with lower foreign exchange gains;

•                  higher costs to support our global compliance programs; and

•                  a higher amount of employee profit sharing.

These factors were partially offset by:

•                  the weakening of the Canadian dollar, Chinese renminbi, Mexican peso and Argentine peso, each against the U.S. dollar;

•                  an insurance recovery, net of costs incurred, related to a fire in the second quarter of 2016 at a body and chassis facility in Europe;

•                  a favourable intellectual property infringement settlement in relation to our electronics business;

•                  divestitures during or subsequent to 2015;

•                  lower consulting costs; and

•                  a $5 million net increase in valuation gains in respect of asset-backed commercial paper (“ABCP”).

Interest Expense, net

During 2016, we recorded net interest expense of $88 million compared to $44 million for 2015. The $44 million increase is primarily as a result of:

•                  interest expense incurred on the Senior Notes; and

•                  lower interest income earned due to lower average cash balances during 2016 compared to 2015.

Equity Income

Equity income increased $29 million to $233 million for 2016 compared to $204 million for 2015 primarily as a result of the acquisition of Getrag in the first quarter of 2016.

Other Expense (Income), net

During the three months and years ended December 31, 2016 and 2015, we recorded other expense (income), net (“Other Income” or “Other Expense”) items as follows:

	2016			2015
		Net Income	Diluted		Net Income	Diluted
	Operating	Attributable	Earnings	Operating	Attributable	Earnings
	Income	to Magna	per Share	Income	to Magna	per Share
Fourth Quarter
Restructuring (1)	$17	$17	$0.05	$15	$15	$0.03
Pension settlement (2)	13	9	0.02	—	—	—
	30	26	0.07	15	15	0.03
Third Quarter
Gain on disposal (3)	—	—	—	(136)	(80)	(0.19)
Restructuring (1)	—	—	—	12	12	0.03
	—	—	—	(124)	(68)	(0.16)
Second Quarter
Gain on disposal (3)	—	—	—	(57)	(42)	(0.10)
Full year other expense (income), net	$30	$26	$0.07	$(166)	$(95)	$(0.23)

(1)         Restructuring

[a]         For the year ended December 31, 2016

During 2016, we recorded net restructuring charges of $17 million ($17 million after tax) in Germany at a powertrain systems facility.

[b]         For the year ended December 31, 2015

During 2015, we recorded net restructuring charges of $27 million ($27 million after tax) primarily in Germany at our exterior systems and roof systems operations.

(2)         Pension settlement

During the fourth quarter of 2016, we offered a limited lump-sum payout to certain terminated vested plan participants of our U.S. defined benefit pension plans. As a result of the partial settlement, we recognized a $13 million ($9 million after tax) non-cash settlement charge.

(3)         Gains on disposal

During the third quarter of 2015, we contributed two manufacturing facilities and received a 49% interest in a newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million, and as a result we recognized a gain of $136 million ($80 million after tax).

During the second quarter of 2015, we sold our battery pack business to Samsung SDI for gross proceeds of $120 million, resulting in a gain of $57 million ($42 million after tax).

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $129 million to $2.78 billion for 2016 compared to $2.65 billion for 2015. The increase in income from continuing operations before income taxes is the result of:

•                  margins earned on higher production sales;

•                  acquisitions during or subsequent to 2015;

•                  productivity and efficiency improvements at certain facilities;

•                  decreased commodity costs;

•                  an insurance recovery, net of costs incurred, related to a fire in the second quarter of 2016 at a body and chassis facility in Europe;

•                  a favourable intellectual property infringement settlement in relation to our electronics business;

•                  divestitures during or subsequent to 2015;

•                  lower consulting costs; and

•                  a $5 million net increase in valuation gains in respect of ABCP.

These factors were partially offset by:

•                  lower other expense (income), net of $196 million, as discussed above;

•                  operational inefficiencies at certain facilities, including one body and chassis operation in North America;

•                  higher warranty costs of $75 million;

•                  the $44 million increase in interest expense, net, as discussed above;

•                  the negative impact of foreign exchange translation from the weakening of foreign currencies, including the Canadian dollar, Chinese renminbi, British pound; partially offset by the strengthening of the Mexican peso; Brazilian real and Argentine peso, each against the U.S. dollar;

•                  higher incentive and executive compensation;

•                  higher pre-operating costs incurred at new facilities;

•                  higher foreign exchange losses combined with lower foreign exchange gains;

•                  higher costs to support our global compliance programs;

•                  higher launch costs;

•                  a higher amount of employee profit sharing; and

•                  lower recoveries associated with scrap steel.

Income Taxes

	For the year ended December 31,
	2016		2015
	$	%	$	%
Income taxes as reported	$706	25.4	$711	26.8
Tax effect on Other Expense (Income), net	4	(0.1)	(71)	(1.0)
	$710	25.3	$640	25.8

Excluding Other Expense (Income), net, after tax, the effective income tax rate decreased to 25.3% for 2016 compared to 25.8% for 2015 primarily as a result of:

•                  lower non-creditable withholding tax;

•                  a reduction in losses not benefitted in Asia, South America and Europe;

•                  valuation allowance releases in Europe, Asia and North America; and

•                  an increase in equity income.

These factors were partially offset by:

•                  a benefit recorded in 2015 on the write-off of historical tax basis in one of our South American subsidiaries; and

•                  a change in our reserves for uncertain tax positions.

(Income) Loss from Continuing Operations Attributable to Non-Controlling Interests

Income from continuing operations attributable to non-controlling interests increased to $43 million for 2016 compared to a loss from continuing operations attributable to non-controlling interests of $6 million for 2015, primarily due to acquisitions during or subsequent to 2015, including Getrag and the Xingqiaorui Partnership.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $2.03 billion for 2016 increased $18 million compared to $2.01 billion in 2015, primarily as a result of the increase in net income from continuing operations before income taxes and lower income taxes, partially offset by a decrease in the income from discontinued operations, net of tax and an increase in the (income) loss from continuing operations attributable to non-controlling interests, each as discussed above.

Earnings per Share

	For the year
	ended December 31,
	2016	2015	Change
Basic earnings per Common Share
Continuing operations	$5.19	$4.78	+	9%
Attributable to Magna International Inc.	$5.19	$4.94	+	5%
Diluted earnings per Common Share
Continuing operations	$5.16	$4.72	+	9%
Attributable to Magna International Inc.	$5.16	$4.88	+	6%
Weighted average number of Common Shares outstanding (millions)
Basic	391.0	407.5	-	4%
Diluted	393.2	412.7	-	5%

Diluted earnings per share from continuing operations increased $0.44 to $5.16 compared to $4.72 for 2015. Other Expense (Income), net, after tax, negatively impacted diluted earnings per share from continuing operations by $0.07 in 2016 and positively impacted diluted earnings per share from continuing operations by $0.23 in 2015 as discussed in the “Other Expense (Income), net” section. Excluding these impacts, diluted earnings per share from continuing operations increased $0.74, as a result of the increase in net income attributable to Magna International Inc. from continuing operations and a decrease in the weighted average number of diluted shares outstanding during 2016.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2015, pursuant to our normal course issuer bids.

SEGMENT ANALYSIS

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments.

The following table reconciles net income from continuing operations to Adjusted EBIT:

	For the year
	ended December 31,
	2016	2015
Net income from continuing operations	$2,074	$1,940
Add (deduct):
Interest expense, net	88	44
Other expense (income), net	30	(166)
Income taxes	706	711
Adjusted EBIT	$2,898	$2,529

	For the year ended December 31,
	Total Sales			Adjusted EBIT
	2016	2015	Change	2016	2015	Change
North America	$20,744	$19,015	$1,729	$2,061	$1,934	$127
Europe	13,080	11,123	1,957	543	451	92
Asia	2,674	1,981	693	266	149	117
Rest of World	465	461	4	(17)	(25)	8
Corporate and Other	(518)	(446)	(72)	45	20	25
Total reportable segments	$36,445	$32,134	$4,311	$2,898	$2,529	$369

North America

Adjusted EBIT in North America increased $127 million to $2.06 billion for 2016 compared to $1.93 billion for 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  productivity and efficiency improvements at certain facilities;

•                  decreased commodity costs;

•                  a favourable intellectual property infringement settlement in relation to our electronics business; and

•                  lower launch costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities, including one body and chassis operation;

•                  higher warranty costs of $33 million;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                  lower equity income;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation;

•                  lower recoveries associated with scrap steel;

•                  higher pre-operating costs incurred at new facilities;

•                  insurance recoveries received during the first quarter of 2015, related to a fire at a body and chassis facility; and

•                  net customer price concessions subsequent to 2015.

Europe

Adjusted EBIT in Europe increased $92 million to $543 million for 2016 compared to $451 million for 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  acquisitions during or subsequent to 2015;

•                  productivity and efficiency improvements at certain facilities;

•                  an insurance recovery, net of costs incurred, related to a fire in the second quarter of 2016 at a body and chassis facility in Europe; and

•                  decreased commodity costs.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $34 million;

•                  higher launch costs;

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the British pound, Turkish lira and Russian ruble, each against the U.S. dollar;

•                  higher affiliation fees paid to Corporate;

•                  higher pre-operating costs incurred at new facilities;

•                  a higher amount of employee profit sharing;

•                  higher incentive compensation; and

•                  net customer price concessions subsequent to 2015.

Asia

Adjusted EBIT in Asia increased $117 million to $266 million for 2016 compared to $149 million for 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  acquisitions during or subsequent to 2015, including the Xingqiaorui Partnership and Getrag;

•                  productivity and efficiency improvements at certain facilities;

•                  decreased commodity costs;

•                  lower launch costs; and

•                  higher equity income.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Chinese renminbi against the U.S. dollar;

•                  operational inefficiencies at certain facilities;

•                  higher pre-operating costs incurred at new facilities;

•                  higher warranty costs of $8 million; and

•                  a higher amount of employee profit sharing.

Rest of World

Adjusted EBIT in Rest of World improved $8 million to a loss of $17 million for 2016 compared to a loss of $25 million for 2015 primarily as a result of:

•                  net customer price increases subsequent to 2015;

•                  an increase in reported U.S. dollar Adjusted EBIT due to the strengthening of the Brazilian real and Argentine peso, each, against the U.S. dollar;

•                  productivity and efficiency improvements at certain facilities;

•                  higher equity income; and

•                  lower pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  decreased margins earned on lower production sales; and

•                  higher incentive compensation.

Corporate and Other

Adjusted EBIT in Corporate and Other increased $25 million to $45 million for 2016 compared to $20 million for 2015 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  lower consulting costs; and

•                  a $5 million net increase in valuation gains in respect of ABCP.

These factors were partially offset by:

•                  higher costs to support our global compliance programs; and

•                  higher incentive compensation;

•                  higher net foreign exchange losses; and

•                  higher labour costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the year
	ended December 31,
	2016	2015	Change

Net income from continuing operations	$2,074	$1,940
Items not involving current cash flows	1,231	736
	3,305	2,676	$629
Changes in operating assets and liabilities	81	(344)
Cash provided from operating activities	$3,386	$2,332	$1,054

Cash provided from operating activities before changes in operating assets and liabilities increased $629 million for 2016 compared to 2015 primarily as a result of:

•                  an increase in cash received from customers of $4.28 billion as a result of higher total sales as discussed above;

•                  a decrease in current income taxes of $32 million; and

•                  higher dividends received from equity investments of $40 million.

These factors were partially offset by:

•                  higher cash paid for material, labour and overhead of $2.54 billion, $695 million and $401 million, respectively, each primarily associated with the increase in sales and other factors discussed in the Cost of Goods Sold and Gross Margin section above;

•                  higher SG&A expense of $54 million as discussed in the Selling, General and Administrative section above; and

•                  higher net interest expense of $42 million as discussed in the Interest Expense, net section above.

Changes in operating assets and liabilities increased $425 million for 2016 compared to 2015 primarily due to the increase in accounts payable due to increased sales and timing of payments.

Capital and Investment Spending

	For the year
	ended December 31,
	2016	2015	Change

Fixed asset additions	$(1,807)	$(1,591)
Investments and other assets	(478)	(221)
Fixed assets, investments and other assets additions	(2,285)	(1,812)
Purchase of subsidiaries	(1,930)	(222)
Restricted cash deposits	(194)	—
Proceeds from disposition	138	61
Sale of Interiors	—	520
Proceeds on disposal of facilities	—	221
Cash used in discontinued operations	—	(56)
Cash used for investment activities	$(4,271)	$(1,288)	$(2,983)

Fixed assets, investments and other assets additions

In 2016, we invested $1.81 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2016 was for manufacturing equipment for programs that will be launching subsequent to 2016.

We provided a $92 million loan to one of our equity-accounted joint ventures, we invested $357 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during 2016 or will be launching subsequent to 2016 and we invested $29 million in equity-accounted investments.

Restricted cash deposits

In 2016, we had $194 million invested in short-term restricted cash deposits. These deposits secure $185 million drawn on a euro credit facility with a bank that includes a netting arrangement that provides for the legal right of set-off.

Proceeds from disposition

In 2016, the $138 million of proceeds include normal course fixed and other asset disposals.

Sale of Interiors

On August 31, 2015 we sold substantially all of our interiors operations (excluding our seating operations) and received $520 million of proceeds, net of transaction costs.

Proceeds on disposal of facilities

During 2015, we received $221 million of proceeds on disposal of facilities related to the:

•                  sale of our battery pack business to Samsung SDI; and

•                  formation of a joint venture for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers.

Financing

	For the year
	ended December 31,
	2016	2015	Change

Issues of debt	$282	$1,608
Increase in short-term borrowings	386	25
Repayments of debt	(417)	(99)
Issue of Common Shares on exercise of stock options	33	35
Repurchase of Common Shares	(913)	(515)
Contributions to subsidiaries by non-controlling interests	(1)	41
Dividends paid to non-controlling interests	(5)	—
Dividends paid	(385)	(354)
Cash (used for) provided from financing activities	$(1,020)	$741	$(1,761)

Issues of debt relates primarily to the issue of Senior Notes during 2015. Senior Notes are senior unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes. The funds raised through these offerings were used for general corporate purposes, including capital expenditures, as well as the acquisition of Getrag.

During 2016 we issued $295 million of U.S. commercial paper [the “U.S. Program”] and we borrowed $185 million against a euro credit facility. These increases were offset by a reduction in our bank indebtedness.

A portion of the proceeds from the issue of the U.S. Program were used to repay $169 million on our global credit facility. We also repaid bank debt within our Asia segment that is included in debt repayments.

Repurchases of Common Shares during 2016 includes 22.6 million Common Shares repurchased for aggregate cash consideration of $913 million.

Cash dividends paid per Common Share were $1.00 for 2016, for a total of $385 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2016	2015	Change
Liabilities
Short-term borrowings	$623	$25
Long-term debt due within one year	139	211
Long-term debt	2,394	2,327
	3,156	2,563
Non-controlling interests	451	151
Shareholders’ equity	9,768	8,966
Total capitalization	$13,375	$11,680	$1,695

Total capitalization increased by $1.70 billion to $13.38 billion as at December 31, 2016 compared to $11.68 billion at December 31, 2015, primarily as a result of a $802 million increase in shareholders’ equity, a $593 million increase in liabilities and a $300 million increase in non-controlling interest.

The increase in liabilities relates primarily to:

•                  the issuance of $295 million of U.S. commercial paper [the “U.S. Program”] during 2016 and the issuance of $320 million of euro-commercial paper [the “euro-Program”] during 2016. These programs allow us to minimize the amount of cash on hand to run our business by providing funding on a more flexible and cost effective basis compared to drawing on our revolving credit facility;

•                  higher short-term borrowings are primarily as a result of an increase in non-cash working capital and cash deployed for the repurchase and cancellation of Common Shares under our normal course issuer bid during 2016; and

•                  higher long-term debt primarily as a result of the acquisition of Getrag in the first quarter of 2016.

The increase in shareholders’ equity was primarily as a result of the $2.07 billion of net income earned in 2016, partially offset by the $913 million repurchase and cancellation of 22.6 million Common Shares during 2016 and $385 million of dividends paid during 2016.

The increase in non-controlling interest was primarily as a result of acquisitions during or subsequent to 2015.

Cash Resources

During 2016, our cash resources decreased by $1.89 billion to $974 million as a result of the cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at December 31, 2016, we had term and operating lines of credit totalling $2.91 billion of which $2.10 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2021. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 23, 2017 were exercised:

Common Shares	382,456,855
Stock options (i)	7,174,665
389,631,520

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2016, we had contractual obligations requiring annual payments as follows:

		2018-	2020-
	2017	2019	2021	Thereafter	Total

Operating leases	$277	$445	$347	$586	$1,655
Long-term debt	139	65	42	2,287	2,533
Unconditional purchase obligations:
Materials and services	2,758	419	162	5	3,344
Capital	1,096	191	51	14	1,352
Total contractual obligations	$4,270	$1,120	$602	$2,892	$8,884

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $652 million at December 31, 2016. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$624	$31	$327	$982
Less plan assets	(330)	—	—	(330)
Unfunded amount	$294	$31	$327	$652

Our off-balance sheet financing arrangements are limited to operating lease contracts.

We have facilities that are subject to operating leases. Operating lease payments in 2016 for facilities were $252 million. Operating lease commitments in 2017 for facilities are expected to be $228 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $63 million for 2016, and are expected to be $49 million in 2017.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2016

Sales

	For the three months
	ended December 31,
	2016	2015	Change

Vehicle Production Volumes (millions of units)
North America	4.389	4.549	-	4%
Europe	5.256	5.492	-	4%

Sales
External Production
North America	$4,878	$4,670	+	4%
Europe	2,204	1,832	+	20%
Asia	663	473	+	40%
Rest of World	133	87	+	53%
Complete Vehicle Assembly	439	628	-	30%
Tooling, Engineering and Other	936	878	+	7%
Total Sales	$9,253	$8,568	+	8%

External Production Sales - North America

External production sales in North America increased 4% or $208 million to $4.88 billion for the three months ended December 31, 2016 compared to $4.67 billion for the three months ended December 31, 2015 primarily as a result of:

•                  the launch of new programs during or subsequent to the fourth quarter of 2015, including the:

•                  GMC Acadia;

•                  Chevrolet Cruze;

•                  Lincoln Continental;

•                  Ford F-Series Superduty;

•                  Chrysler Pacifica; and

•                  the acquisition of Getrag during the first quarter of 2016, which positively impacted production sales by $137 million.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to the fourth quarter of 2015; and

•                  net customer price concessions subsequent to 2015.

External Production Sales - Europe

External production sales in Europe increased 20% or $372 million to $2.20 billion for the three months ended December 31, 2016 compared to $1.83 billion for the three months ended December 31, 2015 primarily as a result of:

•                  net acquisitions during or subsequent to the fourth quarter of 2015, which positively impacted production sales by $329 million, including Getrag which positively impacted production sales by $258 million;

•                  the launch of new programs during or subsequent to the fourth quarter of 2015, including the:

•                  Audi A3 and A3 Sportback;

•                  Mercedes-Benz C-Class Convertible;

•                  Audi Q2;

•                  Mercedes-Benz E-Class; and

•                  Audi A4.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  lower production volumes on the MINI Countryman and Paceman, as well as substantially lower production content on the next generation of these programs which launched during the fourth quarter of 2016;

•                  a $61 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the British pound, euro and Turkish lira; and

•                  net customer price concessions subsequent to the fourth quarter of 2015.

External Production Sales - Asia

External production sales in Asia increased 40% or $190 million to $663 million for the three months ended December 31, 2016 compared to $473 million for the three months ended December 31, 2015 primarily as a result of:

•                  the launch of new programs during or subsequent to the fourth quarter of 2015, primarily in China; and

•                  acquisitions during or subsequent to the fourth quarter of 2015, including Getrag and the Xingqiaorui Partnership, which positively impacted production sales by $105 million.

These factors were partially offset by:

•                  a $40 million decrease in reported U.S. dollar production sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

•                  net customer price concessions subsequent to the fourth quarter of 2015.

External Production Sales - Rest of World

External production sales in Rest of World increased 53% or $46 million to $133 million for the three months ended December 31, 2016 compared to $87 million for the three months ended December 31, 2015 primarily as a result of:

•                  net customer price increases subsequent to the fourth quarter of 2015; and

•                  the launch of new programs during or subsequent to the fourth quarter of 2015, primarily in Brazil and Argentina.

Complete Vehicle Assembly Sales

	For the three months
	ended December 31,
	2016	2015	Change

Complete Vehicle Assembly Sales	$439	$628	-	30%

Complete Vehicle Assembly Volumes (Units)	7,418	25,042	-	70%

Complete vehicle assembly sales decreased 30% or $189 million to $439 million for the three months ended December 31, 2016 compared to $628 million for the three months ended December 31, 2015 and assembly volumes decreased 70% or 17,624 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  the end of production of the MINI Countryman and Paceman during the fourth quarter of 2016; and

•                  a $7 million decrease in reported U.S. dollar complete vehicle assembly sales as a result of the weakening of the euro against the U.S. dollar.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class which has a higher average selling price per vehicle compared to the MINI programs.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 7% or $58 million to $936 million for the three months ended December 31, 2016 compared to $878 million for the three months ended December 31, 2015.

In the three months ended December 31, 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Equinox and GMC Terrain;

•                  BMW 5-Series;

•                  Opel Ampera-e;

•                  certain Jaguar Land Rover programs;

•                  Audi Q5;

•                  Skoda Yeti;

•                  Porsche Panamera; and

•                  Chevrolet Silverado and GMC Sierra.

In the three months ended December 31, 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Cruze;

•                  Buick Enclave, GMC Acadia and Chevrolet Traverse;

•                  Chevrolet Malibu;

•                  Audi A4;

•                  Chrysler Pacifica and Dodge Caravan;

•                  Chevrolet Volt;

•                  Chevrolet Equinox and GMC Terrain; and

•                  Cadillac CT6.

Acquisitions during or subsequent to the three months ended December 31, 2015, including Getrag, increased our reported tooling, engineering and other sales, while the weakening of certain foreign currencies against the U.S. dollar, including the euro, Chinese renminbi, and Great Britain pound had an unfavourable impact of $13 million on our reported tooling, engineering and other sales.

Segment Analysis

The following table reconciles net income from continuing operations to Adjusted EBIT:

	For the three months
	ended December 31,
	2016	2015

Net income from continuing operations	$496	$482
Add (deduct):
Interest expense, net	20	17
Other expense (income), net	30	15
Income taxes	150	142
Adjusted EBIT	$696	$656

	For the three months ended December 31,
	Total Sales			Adjusted EBIT
	2016	2015	Change	2016	2015	Change

North America	$5,238	$5,090	$148	$516	$501	$15
Europe	3,224	2,889	335	71	112	(41)
Asia	775	624	151	100	63	37
Rest of World	144	88	56	4	(6)	10
Corporate and Other	(128)	(123)	(5)	5	(14)	19
Total reportable segments	$9,253	$8,568	$685	$696	$656	$40

North America

Adjusted EBIT in North America increased $15 million to $516 million for the three months ended December 31, 2016 compared to $501 million for the three months ended December 31, 2015 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  the acquisition of Getrag during the first quarter of 2016;

•                  higher recoveries associated with scrap steel;

•                  lower launch costs;

•                  a lower amount of employee profit sharing;

•                  decreased pre-operating costs incurred at new facilities; and

•                  lower incentive compensation.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $17 million;

•                  decreased margins earned on lower production sales on certain programs;

•                  lower equity income; and

•                  net customer price concessions subsequent to the fourth quarter of 2015.

Europe

Adjusted EBIT in Europe decreased $41 million to $71 million for the three months ended December 31, 2016 compared to $112 million for the three months ended December 31, 2015 primarily as a result of:

•                  higher warranty costs of $18 million;

•                  a net loss associated with acquisitions during or subsequent to the fourth quarter of 2015, including Getrag;

•                  operational inefficiencies at certain facilities;

•                  higher launch costs;

•                  higher pre-operating costs incurred at new facilities;

•                  decreased margins earned on lower production sales on certain programs; and

•                  net customer price concessions subsequent to the fourth quarter of 2015.

These factors were partially offset by:

•                  productivity and efficiency improvements at certain facilities; and

•                  a lower amount of employee profit sharing.

Asia

Adjusted EBIT in Asia increased $37 million to $100 million for the three months ended December 31, 2016 compared to $63 million for the three months ended December 31, 2015 primarily as a result of:

•                  margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities;

•                  lower launch costs;

•                  acquisitions during or subsequent to the fourth quarter of 2015, including Getrag and the Xingqiaorui Partnership; and

•                  higher equity income.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Chinese renminbi against the U.S. dollar;

•                  higher warranty costs of $2 million;

•                  a higher amount of employee profit sharing; and

•                  net customer price concessions subsequent to the fourth quarter of 2015.

Rest of World

Adjusted EBIT in Rest of World increased $10 million to $4 million for the three months ended December 31, 2016 compared to a loss of $6 million for the three months ended December 31, 2015 primarily as a result of:

•                  net customer price increases subsequent to the fourth quarter of 2015;

•                  margins earned on higher production sales; and

•                  productivity and efficiency improvements at certain facilities;

These factors were partially offset by higher incentive compensation.

Corporate and Other

Corporate and Other Adjusted EBIT increased $19 million to $5 million for the three months ended December 31, 2016 compared to a loss of $14 million for the three months ended December 31, 2015 primarily as a result of:

•                  lower costs to support our global compliance programs;

•                  higher foreign exchange gains;

•                  lower costs related to the investment in our information technology infrastructure;

•                  lower consulting costs; and

•                  a $3 million net increase in valuation gains in respect of ABCP.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 16 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2016, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2015.

CONTROLS AND PROCEDURES

During the first quarter of 2016, we acquired Getrag. Other than the addition of Getrag’s operations to our internal control over financial reporting and any related changes in control to integrate Getrag, there have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to the expected growth of the Dual Clutch Transmission (DCT) product segment. The forward-looking statements or forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would typically result in lower production volume levels; the growth of protectionism and the implementation of measures that impede the free movement of goods, services, people and capital; planning risks created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us, including without limitation any proceedings that may arise out of our global review focused on anti-trust risk; our ability to successfully launch material new or takeover business; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; our ability to successfully compete with other automotive suppliers, including disruptive technology innovators which are entering or expanding in the automotive industry; our ability to consistently develop innovative products or processes; our changing risk profile due to the increasing importance to us of product areas such as powertrain and electronics; restructuring, downsizing and/or other significant non-recurring costs; a reduction in outsourcing by our customers or the loss of a material production or assembly program; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); the termination or non-renewal by our customers of any material production purchase order; exposure to, and ability to offset, commodities price increases; restructuring actions by OEMs, including plant closures; work stoppages and labour relations disputes; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations, including tax and transfer pricing laws; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2016	2015	2016	2015

Sales		$9,253	$8,568	$36,445	$32,134

Costs and expenses
Cost of goods sold		7,901	7,336	31,123	27,559
Depreciation and amortization		278	213	1,056	802
Selling, general and administrative		424	412	1,601	1,448
Interest expense, net		20	17	88	44
Equity income		(46)	(49)	(233)	(204)
Other expense (income), net	3	30	15	30	(166)
Income from continuing operations before income taxes		646	624	2,780	2,651
Income taxes		150	142	706	711
Net income from continuing operations		496	482	2,074	1,940
(Loss) income from discontinued operations, net of tax	2	—	(7)	—	67
Net income		496	475	2,074	2,007
(Income) loss from continuing operations attributable to
non-controlling interests		(18)	1	(43)	6
Net income attributable to Magna International Inc.		$478	$476	$2,031	$2,013

Basic earnings per share:	4
Continuing operations		$1.25	$1.20	$5.19	$4.78
Discontinued operations		—	(0.02)	—	0.16
Attributable to Magna International Inc.		$1.25	$1.18	$5.19	$4.94

Diluted earnings per share:	4
Continuing operations		$1.24	$1.19	$5.16	$4.72
Discontinued operations		—	(0.02)	—	0.16
Attributable to Magna International Inc.		$1.24	$1.17	$5.16	$4.88

Cash dividends paid per Common Share		$0.25	$0.22	$1.00	$0.88

Weighted average number of Common Shares outstanding during the period [in millions]:	4
Basic		383.0	402.6	391.0	407.5
Diluted		385.0	407.0	393.2	412.7

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2016	2015	2016	2015

Net income		$496	$475	$2,074	$2,007

Other comprehensive loss, net of tax:	14
Net unrealized loss on translation of net investment in foreign operations		(300)	(149)	(134)	(800)
Net unrealized (loss) gain on cash flow hedges		(38)	(54)	1	(244)
Reclassification of net loss on cash flow hedges to net income		28	39	126	95
Reclassifications of net loss on investments to net income		1	—	1	3
Reclassification of net loss on pensions to net income		6	2	9	7
Pension and post retirement benefits		(27)	16	(29)	14
Other comprehensive loss		(330)	(146)	(26)	(925)

Comprehensive income		166	329	2,048	1,082
Comprehensive loss (income) attributable to non-controlling interests		1	2	(18)	8
Comprehensive income attributable to Magna International Inc.		$167	$331	$2,030	$1,090

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		December 31,	December 31,
	Note	2016	2015

ASSETS
Current assets
Cash and cash equivalents	5	$974	$2,863
Accounts receivable		6,165	5,439
Inventories	7	2,804	2,564
Prepaid expenses and other	10	220	278
		10,163	11,144

Investments	6, 15	1,850	399
Fixed assets, net		7,022	5,948
Goodwill	6, 8	1,923	1,344
Deferred tax assets		268	271
Other assets	9	1,340	581
		$22,566	$19,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10	$623	$25
Accounts payable		5,430	4,746
Accrued salaries and wages		768	660
Other accrued liabilities	11	1,639	1,512
Income taxes payable		96	122
Long-term debt due within one year		139	211
		8,695	7,276

Long-term debt		2,394	2,327
Long-term employee benefit liabilities		667	504
Other long-term liabilities		298	331
Deferred tax liabilities		293	132
		12,347	10,570

Shareholders’ equity
Capital stock
Common Shares
[issued: 382,252,522; December 31, 2015 — 402,264,201]	13	3,796	3,942
Contributed surplus		105	107
Retained earnings		7,318	6,387
Accumulated other comprehensive loss	14	(1,451)	(1,470)
		9,768	8,966

Non-controlling interests		451	151
		10,219	9,117
		$22,566	$19,687

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Year ended
		December 31,		December 31,
	Note	2016	2015	2016	2015

Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations		$496	$482	$2,074	$1,940
Items not involving current cash flows	5	382	291	1,231	736
		878	773	3,305	2,676
Changes in operating assets and liabilities	5	840	243	81	(344)
Cash provided from operating activities		1,718	1,016	3,386	2,332

INVESTMENT ACTIVITIES
Fixed asset additions		(662)	(604)	(1,807)	(1,591)
Purchase of subsidiaries	6	(117)	(221)	(1,930)	(222)
Increase in investments and other assets		(155)	(69)	(478)	(221)
Increase in restricted cash deposits		(14)	—	(194)	—
Proceeds from disposition		75	11	138	61
Sale of Interiors	3	—	47	—	520
Proceeds on disposal of facilities		—	—	—	221
Cash used in discontinued operations		—	—	—	(56)
Cash used for investing activities		(873)	(836)	(4,271)	(1,288)

FINANCING ACTIVITIES
Issues of debt		18	918	282	1,608
Increase (decrease) in short-term borrowings		24	(4)	386	25
Repayments of debt		(82)	(29)	(417)	(99)
Issue of Common Shares on exercise of stock options		5	16	33	35
Repurchase of Common Shares	13	(114)	(164)	(913)	(515)
Contributions to subsidiaries by non-controlling interests		(1)	31	(1)	41
Dividends paid to non-controlling interests		(5)	—	(5)	—
Dividends		(95)	(84)	(385)	(354)
Cash (used for) provided from financing activities		(250)	684	(1,020)	741

Effect of exchange rate changes on cash and cash equivalents		15	(16)	16	(171)

Net increase (decrease) in cash and cash equivalents during the period		610	848	(1,889)	1,614
Cash and cash equivalents, beginning of period		364	2,015	2,863	1,249
Cash and cash equivalents, end of period		$974	$2,863	$974	$2,863

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2014		410.3	$3,979	$83	$5,155	$(558)	$14	$8,673
Net income					2,013		(6)	2,007
Other comprehensive loss						(923)	(2)	(925)
Shares issued on exercise of stock options		2.4	45	(10)				35
Release of stock and stock units		0.5	17	(17)				—
Repurchase and cancellation under normal course issuer bid	13	(11.1)	(108)		(418)	11		(515)
Contributions by non-controlling interest				17			29	46
Purchase of non-controlling interests				(2)				(2)
Acquisition	6						116	116
Stock-based compensation expense				36				36
Dividends paid		0.2	9		(363)			(354)
Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117

Net income					2,031		43	2,074
Other comprehensive loss						(1)	(25)	(26)
Shares issued on exercise of stock options		2.1	47	(14)				33
Release of stock and stock units		0.4	25	(25)				—
Repurchase and cancellation under normal course issuer bid	13	(22.6)	(222)		(711)	20		(913)
Contribution by non-controlling interest							(1)	(1)
Acquisition	6						288	288
Stock-based compensation expense				37				37
Dividends paid to non-controlling interests							(5)	(5)
Dividends paid		0.1	4		(389)			(385)
Balance, December 31, 2016		382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219

(i)        AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”].   The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.   Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2015 audited consolidated financial statements and notes thereto included in the Company’s 2015 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2016 and the results of operations, changes in equity and cash flows for the three-months and years ended December 31, 2016 and 2015.

[b]         Accounting changes

Pension and other Post Retirement Benefit Plans

At December 31, 2016, the Company changed the method used to estimate the service and interest components of net periodic benefit cost for pension and other postretirement benefits for plans that utilize a yield curve approach. This change compared to the previous method will result in different service and interest components of net periodic benefit cost (credit) in future periods. Historically, the Company estimated these service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. The Company elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The Company made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change does not affect the measurement of the total benefit obligations or annual net periodic benefit cost (credit) as the change in the service and interest costs is completely offset in the net actuarial (gain) loss reported. The change in the service and interest costs was not significant. The Company has accounted for this change as a change in accounting estimate.

[c]          Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.  In July 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017 [including interim reporting periods within those periods].  ASU 2014-09 is effective for the Company in the first quarter of fiscal 2018 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company has not yet selected a transition method and continues to evaluate the impact that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.   ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which provides amendments to current guidance to address the classification and presentation of changes in restricted cash in the  statement of cash flows. ASU 2016-18 is effective for the Company in the first quarter of fiscal 2018 and earlier adoption is permitted. The Company is currently evaluating the impact of adoption of ASU 2016-18 on its consolidated financial statements.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption as of the beginning of an annual reporting period is permitted. The guidance is to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Goodwill

In January 2017, the FASB issued new guidance, ASU No. 2017-4, Intangibles—Goodwill and Other (Topic 350): Simplifying the test for Goodwill Impairment. This guidance simplifies subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. Upon adoption, the standard will impact how the Company assesses goodwill for impairment.  The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

[d]         Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS

On August 31, 2015, the Company sold substantially all of its interiors operations [“the interiors operations”]. Refer to the Company’s 2015 Annual Report for additional information on the Company’s Discontinued Operations. There were no amounts related to the interiors operations classified as discontinued operations for the three months and year ended December 31, 2016.

The following table summarizes the results of the interiors operations classified as discontinued operations for the three months and year ended December 31, 2015:

	Three months ended	Year ended
	December 31, 2015	December 31, 2015

Sales	$—	$1,737

Costs and expense
Cost of goods sold	—	1,635
Depreciation and amortization	—	13
Selling, general and administrative	—	58
Equity income	—	(11)
Income from discontinued operations before income taxes	—	42
Income taxes	—	20
Income from discontinued operations before gain on divestiture	—	22
(Loss) gain on divestiture of discontinued operations, net of tax	(7)	45
Income from discontinued operations, net of tax	$(7)	$67

The interiors operations were previously included within all of the Company’s reporting segments except for Rest of World.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              OTHER EXPENSE (INCOME), NET

		Year ended
		December 31,
		2016	2015
Fourth Quarter
Restructuring	[a]	$17	$15
Pension settlement	[b]	13	—
		30	15
Third Quarter
Gain on disposal	[c]	—	(136)
Restructuring	[a]	—	12
		—	(124)
Second Quarter
Gain on disposal	[c]	—	(57)
		$30	$(166)

[a]         Restructuring

During the fourth quarter, the Company recorded net restructuring charges of $17 million [$17 million after tax], in Germany at a powertrain systems facility.

During 2015, the Company recorded net restructuring charges of $27 million [$27 million after tax], primarily in Germany related to its exterior systems and roof systems operations.

[b]         Pension settlement

During the fourth quarter of 2016, the Company offered a limited lump-sum payout to certain terminated vested plan participants of its U.S. defined benefit pension plans.  As a result of the partial settlement, the Company recognized a $13 million [$9 million after tax] non-cash settlement charge.

[c]          Gain on disposal

During the third quarter of 2015, the Company contributed two manufacturing facilities and received a 49% interest in a newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result the Company recognized a gain of $136 million [$80 million after tax].

During the second quarter of 2015, the Company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              EARNINGS PER SHARE

Earnings per share are computed as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

Income available to Common shareholders:

Net income from continuing operations	$496	$482	$2,074	$1,940
(Income) loss from continuing operations attributable to non-controlling interests	(18)	1	(43)	6
Net income attributable to Magna International Inc. from continuing operations	478	483	2,031	1,946
(Loss) income from discontinued operations	—	(7)	—	67
Net income attributable to Magna International Inc.	$478	$476	$2,031	$2,013

Weighted average shares outstanding:

Basic	383.0	402.6	391.0	407.5
Adjustments
Stock options and restricted stock [a]	2.0	4.4	2.2	5.2
Diluted	385.0	407.0	393.2	412.7

[a]    For the three months and year ended December 31, 2016, diluted earnings per Common Share excludes 1.6 million [2015 — 1.6 million] and 3.4 million [2015 — 0.9 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

Earnings per Common Share:

Basic:
Continuing operations	$1.25	$1.20	$5.19	$4.78
Discontinued operations	—	(0.02)	—	0.16
Attributable to Magna International Inc.	$1.25	$1.18	$5.19	$4.94

Diluted:
Continuing operations	$1.24	$1.19	$5.16	$4.72
Discontinued operations	—	(0.02)	—	0.16
Attributable to Magna International Inc.	$1.24	$1.17	$5.16	$4.88

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	December 31,	December 31,
	2016	2015

Bank term deposits, bankers’ acceptances and government paper	$498	$2,572
Cash	476	291
	$974	$2,863

[b]         Items not involving current cash flows:

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

Depreciation and amortization	$278	$213	$1,056	$802
Amortization of other assets included in cost of goods sold	35	28	135	110
Deferred income taxes	14	(2)	22	(7)
Other non-cash charges	6	23	27	44
Equity income in excess of dividends received	49	29	(9)	(20)
Non-cash portion of Other Income [note 3]	—	—	—	(193)
	$382	$291	$1,231	$736

[c]          Changes in operating assets and liabilities:

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

Accounts receivable	$558	$178	$(446)	$(410)
Inventories	203	90	(159)	(241)
Prepaid expenses and other	13	22	189	13
Accounts payable	159	(28)	562	139
Accrued salaries and wages	(2)	(27)	94	43
Other accrued liabilities	(99)	45	(145)	72
Income taxes payable	8	(37)	(14)	40
	$840	$243	$81	$(344)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              ACQUISITIONS

Acquisition of Getrag

On January 4, 2016, the Company completed the acquisition of 100% of the common shares and voting interests of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems, including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The purchase price was $1.8 billion [net of $136 million cash acquired], and is subject to working capital and other customary purchase price adjustments.  The acquired business has sales primarily to BMW, Audi, Jiangling Motors, Ford, Volvo and Dongfeng.

The acquisition of Getrag was accounted for as a business combination.  The following table summarizes the amounts recognized for assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, as well as adjustments made during the three-months ended December 31, 2016:

	Preliminary	Measurement
	amounts recognized	period	Final
	at September 30, 2016	adjustments	allocation

Cash	$136	$—	$136
Non-cash working capital	(459)	64	(395)
Investments	1,736	(239)	1,497
Fixed assets	483	(38)	445
Goodwill	442	148	590
Other assets	59	(35)	24
Intangibles	223	149	372
Deferred tax assets	43	(9)	34
Long-term employee benefit liabilities	(125)	(12)	(137)
Long-term debt	(117)	—	(117)
Other long-term liabilities	(52)	—	(52)
Deferred tax liabilities	(144)	25	(119)
Non-controlling interest	(307)	20	(287)
Consideration paid	1,918	73	1,991
Less: Cash acquired	(136)	—	(136)
Net cash outflow	$1,782	$73	$1,855

The measurement period adjustments primarily reflect: (i) changes in the estimated fair value of the acquired equity method investments; (ii) changes in the estimated fair value of the acquired patents and customer relationship intangibles; and (iii) a working capital adjustment due to an increase in the total fair value of consideration transferred.  This resulted in a net adjustment to goodwill of $148 million.

The measurement period adjustments did not result from intervening events subsequent to the acquisition date and did not have a material impact on the Company’s earnings in any period.  The final allocation of the consideration transferred to the assets acquired and liabilities assumed has been completed.

The investments amount includes the following equity investments that were acquired as part of the business combination:

	Ownership	Investment
	percentage	balance

Getrag Ford Transmission GmbH	50.0%	$340
Getrag (Jiangxi) Transmission Co., Ltd [“GJT”] (i)	50.0%	$1,077
Dongfeng Getrag Transmission Co. Ltd	50.0%	$80

(i)      GJT is 66.7% owned by one of the Company’s consolidated subsidiaries which has a 25% non-controlling interest.  As a result, the preliminary investment balance was derived using 66.7% of the fair value.

The Company accounts for the investments under the equity method since it has the ability to exercise significant influence but does not hold a controlling financial interest.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              ACQUISITIONS (CONTINUED)

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition.  All of the goodwill recognized was assigned to the Company’s European segment.

Intangible assets consist primarily of amounts recognized for the fair value of customer relationship intangibles and patents.  These amortizable intangible assets are being amortized on a straight-line basis over a 15 year estimated useful life.

Sales for the acquired Getrag entities for the three months and year ended December 31, 2016 were $528 million and $2.0 billion, respectively. Net income for the three months and year ended December 31, 2016 were $8 million and $45 million, respectively.

The following table provides consolidated supplemental pro forma information as if the acquisition of Getrag had occurred on January 1, 2015.

	Three months ended	Year ended
	December 31, 2015	December 31, 2015

Sales	$9,108	$34,150
Net income attributable to Magna International Inc.	$447	$1,992

The unaudited pro forma financial results do not include any anticipated synergies or other expected benefits of the acquisition.  This information is presented for informational purposes only and is not indicative of future operating results.

Other

During the fourth quarter of 2016, the Company acquired 100% of the equity interest in the BÖCO Group of Companies [BÖCO].  BÖCO is an automotive supplier of latches, hinges and strikers, with sales primarily to the BMW Group, Daimler and Audi.

During the second quarter of 2016, the Company acquired 100% of the equity interest in Telemotive AG, an engineering service provider in the field of automotive electronics.  The acquired business has sales primarily to BMW, Volkswagen and Daimler.

These entities have been included in our consolidated results of operations since their respective acquisition dates. Pro forma results of operations during the current period have not been presented because the effects of these acquisitions, individually and in aggregate, were not material to the Company’s consolidated results of operations.

Acquisitions in the year ended December 31, 2015

On December 10, 2015, the Company entered into a partnership agreement in China with Chongqing Xingqiaorui [the “Xingqiaorui Partnership”].  Chongqing Xingqiaorui [“Xingqiaorui”] is a Tier one supplier of automotive body-in-white components to Changan Ford. Under the terms of the arrangement, Xingqiaorui transferred a 53% controlling interest in its three China manufacturing facilities and cash consideration of $36 million.  In exchange, the Company transferred a 47% non-controlling equity interest in its Chongqing manufacturing facility and cash consideration of $130 million to Xingqiaorui.

The acquisition of the 53% controlling interest in the China manufacturing facilities was accounted for as a business combination, and the Company recorded the assets acquired and liabilities assumed at their acquisition date fair values. For the partial sale of the Company’s Chongqing manufacturing facility, no revaluation occurred since the Company maintained its controlling interest. The difference between the cash consideration received and the amount allocated to the Non-controlling interest resulted in a gain of $20 million, which was credited to contributed surplus.

On November 30, 2015, the Company acquired a 100% interest in Stadco Automotive Ltd. [“Stadco”] for total cash consideration of $115 million. Stadco, based in the United Kingdom, is a supplier of steel and aluminum stampings as well as vehicle assemblies primarily to Jaguar and Land Rover.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              ACQUISITIONS (CONTINUED)

The final allocation of the consideration transferred to the assets acquired and liabilities assumed for both the Xingqiaorui Partnership and Stadco has been completed.  As a result of additional information obtained, changes to the preliminary fair values of certain property, plant and equipment, definite-lived intangible assets and contingent tax liabilities, from the amounts disclosed as of December 31, 2015 were recorded during the three months ended December 31, 2016, resulting in a net adjustment to goodwill of $14 million. These adjustments did not have a material impact on the Company’s earnings for the three months or year ended December 31, 2016.

7.              INVENTORIES

Inventories consist of:

	December 31,	December 31,
	2016	2015

Raw materials and supplies	$1,007	$843
Work-in-process	264	246
Finished goods	327	311
Tooling and engineering	1,206	1,164
	$2,804	$2,564

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

8.              GOODWILL

The following is a continuity of the Company’s goodwill:

	2016	2015

Balance at December 31, 2015	$1,344	$1,337
Acquisitions [note 6]	430	—
Foreign exchange and other	57	(74)
Balance, March 31, 2016	1,831	1,263
Acquisitions [note 6]	52	—
Divestiture	—	(7)
Foreign exchange and other	(34)	16
Balance, June 30, 2016	1,849	1,272
Foreign exchange and other	16	(21)
Balance, September 30, 2016	1,865	1,251
Acquisitions [note 6]	132	120
Foreign exchange and other	(74)	(27)
Balance, December 31, 2016	$1,923	1,344

9.              OTHER ASSETS

Other assets consist of:

	December 31,	December 31,
	2016	2015

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$420	$276
Customer relationship intangibles	296	75
Long-term receivables	229	87
Patents and licences, net	251	37
Computer software	74	57
Unrealized gain on cash flow hedges	6	5
Pension overfunded status	21	17
Other, net	43	27
	$1,340	$581

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	December 31,	December 31,
	2016	2015

Bank indebtedness [i]	$8	$25
Commercial paper [ii]	615	—
	$623	$25

[i]             In the third quarter of 2016, the Company entered into an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As of December 31, 2016, the gross amount outstanding under the credit facility was $185 million [€175 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at December 31, 2016, this liability balance was offset against the related restricted cash deposit of $194 million.  The remaining net cash deposit of $9 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan.

[ii]          During the third quarter of 2016, the Company established a U.S. commercial paper program [the “U.S. Program”].  Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $500 million.  The U.S. Program is supported by the Company’s existing global credit facility.  The proceeds from the issuance of the U.S. notes are being used for general corporate purposes.  As of December 31, 2016, $295 million of U.S notes were outstanding, with a weighted-average interest rate of 1.04%, and maturities generally less than three months.

In the first quarter of 2016, the Company established a euro-commercial paper program [the “euro-Program”]. Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. The proceeds from the issuance of the euro notes are being used for general corporate purposes.  As of December 31, 2016, $320 million [€304 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.07%, and maturities generally less than three months.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2016	2015
Balance, beginning of period	$59	$80
Expense, net	19	8
Settlements	(17)	(10)
Acquisitions [note 6]	172	—
Foreign exchange and other	4	(6)
Balance, March 31	237	72
Expense, net	12	10
Settlements	(14)	(10)
Foreign exchange and other	(2)	1
Balance, June 30	233	73
Expense, net	26	1
Settlements	(4)	(10)
Foreign exchange and other	(1)	(5)
Balance, September 30	254	59
Expense, net	44	7
Settlements	(24)	(23)
Acquisitions [note 6]	2	—
Foreign exchange and other	(6)	16
Balance, December 31	$270	$59

During the first quarter of 2016, the warranty obligation assumed as a result of the acquisition was recognized at its estimated fair value of $172 million.  Of this amount, $127 million relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue.

12.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
Defined benefit pension plan and other	$18	$4	$31	$14
Termination and long service arrangements	7	21	29	41
Retirement medical benefit plan	(1)	—	—	1
	$24	$25	$60	$56

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       CAPITAL STOCK

[a]         The Company repurchased shares under normal course issuer bids as follows:

	2016		2015
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration
First Quarter	7,277,425	$300	—	$—
Second Quarter	7,823,637	308	—	—
Third Quarter	4,706,220	190	7,246,514	346
Fourth Quarter	2,527,736	106	3,505,970	155
	22,335,018	$904	10,752,484	$501

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 23, 2017 were exercised or converted:

Common Shares	382,456,855
Stock options (i)	7,174,665
389,631,520

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2016	2015
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,042)	$(255)
Net unrealized gain (loss)	256	(438)
Repurchase of shares under normal course issuer bid	7	—
Balance, March 31	(779)	(693)
Net unrealized (loss) gain	(108)	63
Repurchase of shares under normal course issuer bid	6	—
Balance, June 30	(881)	(630)
Net unrealized gain (loss)	24	(275)
Repurchase of shares under normal course issuer bid	4	7
Balance, September 30	(853)	(898)
Net unrealized loss	(281)	(148)
Repurchase of shares under normal course issuer bid	3	4
Balance, December 31	(1,131)	(1,042)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

	2016	2015
Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(262)	(113)
Net unrealized gain (loss)	69	(65)
Reclassification of net loss to net income	36	11
Balance, March 31	(157)	(167)
Net unrealized loss	(11)	(2)
Reclassification of net loss to net income	35	21
Balance, June 30	(133)	(148)
Net unrealized loss	(19)	(123)
Reclassification of net loss to net income	27	24
Balance, September 30	(125)	(247)
Net unrealized loss	(38)	(54)
Reclassification of net loss to net income	28	39
Balance, December 31	(135)	(262)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(1)	(4)
Net unrealized gain	—	1
Balance, March 31	(1)	(3)
Net unrealized gain	—	1
Balance, June 30	(1)	(2)
Net unrealized loss	—	(2)
Reclassification of net loss to net income	—	3
Balance, September 30	(1)	(1)
Reclassification of net loss to net income	1	—
Balance, December 31	—	(1)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(165)	(186)
Net unrealized loss	(2)	(1)
Acquisitions [note 6]	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(167)	(186)
Acquisitions [note 6]	1	—
Reclassification of net loss to net income	1	2
Balance, June 30	(165)	(184)
Net unrealized loss	—	(1)
Reclassification of net loss to net income	1	2
Balance, September 30	(164)	(183)
Net unrealized (loss) gain	(27)	16
Reclassification of net loss to net income	6	2
Balance, December 31	(185)	(165)

Total accumulated other comprehensive loss	$(1,451)	$(1,470)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized loss on cash flow hedges is as follows:

	2016	2015
Balance, beginning of period	$97	$44
Net unrealized (loss) gain	(24)	27
Reclassifications of net loss to net income	(14)	(5)
Balance, March 31	59	66
Net unrealized gain (loss)	6	(1)
Reclassifications of net loss to net income	(13)	(8)
Balance, June 30	52	57
Net unrealized gain	7	47
Reclassifications of net loss to net income	(10)	(10)
Balance, September 30	49	94
Net unrealized gain	15	19
Reclassification of net loss to net income	(11)	(16)
Balance, December 31	$53	$97

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2016	2015
Balance, beginning of period	$31	$36
Net unrealized loss	(2)	—
Balance, March 31	29	36
Reclassification of net loss to net income	(1)	(1)
Balance, June 30	28	35
Net unrealized loss	—	(1)
Reclassification of net loss to net income	—	(1)
Balance, September 30	28	33
Net unrealized gain (loss)	5	(2)
Reclassification of net loss to net income	(3)	—
Balance, December 31	$30	$31

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $130 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS

[a]   Financial assets and liabilities

                        The Company’s financial assets and financial liabilities consist of the following:

	December 31,	December 31,
	2016	2015
Trading
Cash and cash equivalents	$974	$2,863
Investment in asset-backed commercial paper	60	73
Equity investments	—	4
	$1,034	$2,940

Held to maturity investments
Severance investments	$3	$3
Loans and receivables
Accounts receivable	$6,165	$5,439
Long-term receivables included in other assets	229	87
	$6,394	$5,526
Other financial liabilities
Bank indebtedness	$8	$25
Commercial paper	615	—
Long-term debt (including portion due within one year)	2,533	2,557
Accounts payable	5,430	4,746
	$8,586	$7,328
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$12	$27
Other assets	6	4
Other accrued liabilities	(134)	(191)
Other long-term liabilities	(61)	(152)
	$(177)	$(312)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the Consolidated Balance Sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the Consolidated Balance Sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
December 31, 2016
Assets	$18	$17	$1
Liabilities	$(195)	$(17)	$(178)
December 31, 2015
Assets	$31	$30	$1
Liabilities	$(343)	$(30)	$(313)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2016, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$81 million [December 31, 2015 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$81 million [December 31, 2015 - Cdn$101 million]. The investment had a carrying value of Cdn$81 million [December 31, 2015 — Cdn$101 million].  At December 31, 2016, the fair value of the ABCP was Cdn$81 million based on its maturity value in January 2017.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $139 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At December 31, 2016, the net book value of the Company’s Senior Notes was $2.30 billion and the estimated fair value was $2.36 billion, determined primarily using active market prices.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three-month period and year ended December 31, 2016, sales to the Company’s six largest customers represented 81% and 82% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At December 31, 2016, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	123	(1,954)
euro amount	24	(17)
Korean won amount	21,600	—
For U.S. dollars
Peso amount	5,883	—
Korean won amount	23,861	—
For euros
U.S. amount	187	(191)
GBP amount	6	(59)
Czech Koruna amount	7,805	—
Polish Zlotys amount	327	—

Forward contracts mature at various dates through 2021. Foreign currency exposures are reviewed quarterly.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed [the “Main Action”].  The fresh statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•           breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            inducement by the Company of a breach of the Licence Agreement by TRW;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn$2.56 billion in the Main Action. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur.

In April 2016, the Company filed a new claim against Centoco Holdings Limited and KS Centoco Ltd. seeking an order under the Ontario Business Corporations Act to wind-up the business and affairs of KS Centoco Ltd. and distribute its assets to the shareholders [the “Wind-Up Action”]. In June 2016, Centoco Holdings Limited and KS Centoco Ltd. filed a statement of defence and counterclaim in the Wind-Up Action alleging breach of fiduciary duty and bad faith performance of contractual obligations by the Company and two of its officers who were the Company’s representatives on KS Centoco Ltd.’s Board of Directors for a number of years [the “Centoco Counterclaim”]. Pursuant to the Centoco Counterclaim, Centoco Holdings Limited and KS Centoco Ltd. are claiming damages of approximately Cdn$1.8 billion.

Both actions will be tried together at a trial scheduled to commence on October 30, 2017. The claims and damages in the Centoco Counterclaim substantially duplicate those described in the Main Action and, as a result, the Company believes that there is no incremental liability due to the Centoco Counterclaim. The Company also believes it has valid defences to the claims made by Centoco Holdings Limited and KS Centoco Ltd. in both actions and therefore intends to continue to vigorously defend these two cases. Due to the nature of the claims made and potential damages alleged by Centoco Holdings Limited and KS Centoco Ltd., the Company is unable to predict the final outcome of these claims.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES (CONTINUED)

[b]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company previously initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of such review, a regulatory investigation or otherwise, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 11]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from continuing operations and adding back income taxes, interest expense, net, and other expense (income), net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from continuing operations before income taxes:

	Three months ended				Three months ended
	December 31, 2016				December 31, 2015
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT [ii]	net	sales	sales	EBIT [ii]	net

North America
Canada	$1,764	$1,597		$721	$1,751	$1,619		$645
United States	2,590	2,506		1,573	2,491	2,378		1,422
Mexico	1,269	1,119		999	1,176	1,066		755
Eliminations	(385)	—		—	(328)	—		—
	5,238	5,222	$516	3,293	5,090	5,063	$501	2,822

Europe
Western Europe (excluding Great Britain)	2,569	2,472		1,912	2,283	2,202		1,263
Great Britain	147	147		127	129	129		145
Eastern Europe	622	541		545	562	500		471
Eliminations	(114)	—		—	(85)	—		—
	3,224	3,160	71	2,584	2,889	2,831	112	1,879
Asia	775	726	100	679	624	584	63	811
Rest of World	144	144	4	62	88	88	(6)	51
Corporate and Other [i]	(128)	1	5	404	(123)	2	(14)	385
Total reportable segments	9,253	9,253	696	7,022	8,568	8,568	656	5,948
Other expense, net			(30)				(15)
Interest expense, net			(20)				(17)
	$9,253	$9,253	$646	7,022	$8,568	$8,568	$624	5,948
Current assets				10,163				11,144
Investments, goodwill, deferred tax assets, and other assets				5,381				2,595
Consolidated total assets				$22,566				$19,687

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

	Year ended				Year ended
	December 31, 2016				December 31, 2015
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT [ii]	net	sales	sales	EBIT [ii]	net

North America
Canada	$6,784	$6,214		$721	$6,329	$5,856		$645
United States	10,226	9,857		1,573	9,603	9,183		1,422
Mexico	5,121	4,586		999	4,261	3,869		755
Eliminations	(1,387)	—		—	(1,178)	—		—
	20,744	20,657	$2,061	3,293	19,015	18,908	$1,934	2,822

Europe
Western Europe (excluding Great Britain)	10,537	10,159		1,912	8,936	8,635		1,263
Great Britain	658	656		127	404	404		145
Eastern Europe	2,285	2,000		545	2,110	1,873		471
Eliminations	(400)	—		—	(327)	—		—
	13,080	12,815	543	2,584	11,123	10,912	451	1,879
Asia	2,674	2,502	266	679	1,981	1,846	149	811
Rest of World	465	464	(17)	62	461	461	(25)	51
Corporate and Other [i]	(518)	7	45	404	(446)	7	20	385
Total reportable segments	36,445	36,445	2,898	7,022	32,134	32,134	2,529	5,948
Other (expense) income, net			(30)				166
Interest expense, net			(88)				(44)
	$36,445	$36,445	$2,780	7,022	$32,134	$32,134	$2,651	5,948
Current assets				10,163				11,144
Investments, goodwill, deferred tax assets and other assets				5,381				2,595
Consolidated total assets				$22,566				$19,687

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income from continuing operations to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

Net income from continuing operations	$496	$482	$2,074	$1,940
Add (deduct):
Interest expense, net	20	17	88	44
Other expense (income), net	30	15	30	(166)
Income taxes	150	142	706	711
Adjusted EBIT	$696	$656	$2,898	$2,529